

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 1, 2008

Mr. Bruce Thomson
President
Oliver Creek Resources Inc.
250 - 5135 Camino Al Norte
North Las Vegas, NV 89031

> **Re:** **Oliver Creek Resources Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed April 17, 2008**
> **Response Letter dated July 24, 2008**
> **Form 10-K/A for Fiscal Year Ended January 31, 2008**
> **Filed July 25, 2008**
> **Response Letter dated August 1, 2008**
> **File No. 333-132258**

Dear Mr. Thomson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief